Exhibit 23.(b)

The Shareholders
Florida Power Corporation:

We consent to incorporation by reference in the registration statements No. 33-62210 on Form S-3, No. 33-55273 on Form S-3, and No. 333-29897 on Form S-3 of Florida Power Corporation of our report dated January 20, 2000, except as to paragraph 1 of Note 2, which is as of March 3, 2000, relating to the balance sheets of Florida Power Corporation as of December 31, 1999 and 1998, and the related statements of income, cash flows and common equity and comprehensive income for each of the years in the three-year period ended December 31, 1999, and all related schedules which report appears in the December 31, 1999 annual report on Form 10-K of Florida Power Corporation.

/s/KPMG LLP
KPMG LLP
St. Petersburg, Florida

March 27, 2000